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                                                                  Exhibit (8)(f)




                                                   , 1996

Mercantile Bank of St. Louis National Association
One Mercantile Center
St. Louis, Missouri 63101

                  RE: Custody Fees for the ARCH Equity Index and ARCH Bond Index Portfolios
                       -----------------------------------------------

Gentlemen:

                  This letter constitutes our agreement with respect to compensation to be paid to Mercantile Bank of St. Louis National Association ("Mercantile") with respect to the ARCH Equity Index Portfolio (comprised of Class P, Class P - Special Series 1 and Class P - Special Series 2 shares) and the ARCH Bond Index Portfolio (comprised of Class Q, Class Q - Special Series 1 and Class O - Special Series 2 shares) (each class a "Series") under the terms of the Custodian Agreement dated as of April 1, 1992 (the "Custodian Agreement") between The ARCH Fund, Inc. (the "Fund") and Mercantile. Pursuant to Paragraph 23 of the Custodian Agreement, and in consideration of the services to be provided by you, we will pay Mercantile the following:

         1. An annual custody fee (exclusive of any transaction charges), which shall be calculated daily and paid monthly (in arrears) for each Series as follows:

         - The ARCH Equity Index Portfolio - the greater of $6,000.00 or $.30 for each $1,000.00 of the Series' average daily net assets; and

         - The ARCH Bond Index Portfolio - the greater of $6,000.00 or $.30 for each $1,000.00 of the Series' average daily net assets.

         2. A transaction charge of $15.00 for each purchase, sale or delivery of a security upon its maturity date, $50.00 for each interest collection or claim item, $20.00 for each transaction involving GNMA, tax-free or other non-depository registered items with monthly dividends or interest, $30.00 for each purchase, sale or expiration of an option contract, $50.00 for each purchase, sale or expiration of a futures contract, and $15.00
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Mercantile Bank of St. Louis, N.A.
                , 1996
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for each repurchase trade with an institution other than Mercantile;

         3. Mercantile's incremental costs in providing foreign custody services for foreign denominated and held securities; and

         4. Mercantile's out-of-pocket expenses, including but not limited to postage, telephone, telex, Federal Express and Federal Reserve wire fees, on behalf of the Series.

                  The fee and expenses attributable to each Series shall be the obligation of that Series and not of any other portfolio of the Fund. The fee for the period from the day of the year this agreement is entered into until the end of that fiscal year of the Series, or for any portion of a fiscal year immediately prior to its termination, shall be pro-rated according to the proportion which such period bears to the full annual period.

                  If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

                                        Very truly yours,

                                        THE ARCH FUND, INC.

                                        By:
                                           ---------------------------
                                           Jerry V. Woodham, President


ACCEPTED:      MERCANTILE BANK OF ST. LOUIS
               NATIONAL ASSOCIATION

               By:
                    ---------------------------------------
                    Donald A. Salama, Senior Vice President

Dated as of:                , 1996